# STRATEGY

## STRENGTHENING TODAY, BUILDING A SUSTAINABLE TOMORROW

**The past four years have been marked by significant operational, market, and structural changes, *underscoring* the need for a bold and decisive response. We are committed to unlocking Sasol's full potential and building a more resilient and sustainable Sasol for the future.**

During the year as our operating environment changed, we refined our strategy. Our updated strategy places a strong emphasis on unlocking value from our foundation business. This approach is designed to build the momentum needed to drive growth and transform Sasol into a more sustainable and future-ready enterprise. We are undertaking a fundamental transformation to enhance near-term value delivery while positioning our organisation for long-term, sustainable growth.

## 1 STRENGTHEN OUR FOUNDATION

BUSINESS OF TODAY

### Strategic priorities

**Restore Southern African operations**

Achieve Southern African value chain oil breakeven through improved coal quality, stable supply, cost discipline and operational reliability.

US$55 - US$60/bbl oil breakeven by FY26.

US$50/bbl oil breakeven by FY28.

**Reset International Chemicals**

Continue implementing a comprehensive reset and turnaround strategy through market focus, asset optimisation and cost discipline.

EBITDA: US$450 - US$550 million and 10 - 13% margin for FY26.


DRIVING PERFORMANCE TO UNLOCK STAKEHOLDER VALUE

## 2 GROW AND TRANSFORM

BUSINESS OF THE FUTURE

### Strategic priorities

**Develop an integrated power business**

Build a profitable and scalable integrated power business by increasing our renewable energy target to up to 2 GW by FY30 to support transformation and create long-term value.

Approximately 1 GW contracted by FY28. 920 MW renewable energy secured.

**Grow sustainable fuels and chemicals**

Advance opportunities aligned to our capabilities and near-term market demand, including renewable diesel and sustainable aviation fuels.

Sustainable product certification to allow 1 - 2 million litres per annum product offtake by FY27.

**Progress the Emission Reduction Roadmap**

Enhance sustainability while maintaining business viability by balancing greenhouse gas emission reduction, cost, and operational efficiency.

Partial fine coal solution: Commissioning of fine coal beneficiation facility by FY26.

**Our strategy sets us on a clear path to deliver long-term sustainable returns and achieve our emission reduction target.**

**We will achieve this by:**

- Sustainable financial performance.
- Unlocking the full potential of our foundation business while reducing the carbon intensity of our products.
- Driving a culture of innovation.
- Leveraging our existing asset base and Fischer-Tropsch (FT) technology to enable sustainable growth.
- Creating value through new sustainable businesses that are inherently aligned with decarbonisation.
- Delivering our greenhouse gas emission reduction target 30% by 2030.

**Our competitive advantages will help drive our strategy**

- Advantaged assets and feedstocks
- Embed customer-centricity to enhance mutual beneficial value
- Ability to grow and transform aligned with our customers' evolving needs
- Ability to accelerate our energy transformation by leveraging our internal anchor demand

# STRATEGY continued

## POSITIONING FOR THE FUTURE

As we navigate a dynamic global landscape, strengthening our foundation business remains central to our strategy. We are restoring and enhancing value across our core operations – Southern Africa Energy and Chemicals, and International Chemicals – while simultaneously building new, sustainable value streams.

Through operational resilience, disciplined capital allocation, and a commitment to lower-carbon growth, we are positioning the business for long-term profitability and transformation. These efforts are underpinned by our integrated approach, leveraging existing strengths to deliver scalable, future-ready solutions.

## STRENGTHENING OUR FOUNDATION

### Southern Africa Energy and Chemicals

#### Restoring value from Southern Africa value chain

**VOLUMES** – Increase volumes

**COST** – Cost discipline

**CAPEX** – Efficient capital expenditure

This approach is designed to ensure business resilience, targeting a nominal oil breakeven of US$50/bbl by FY28. We are confident that these interventions will position the South African business as a compelling investment case beyond 2030.

Forecasted evolution on oil breakeven (US$/bbl)


60
57
54
51
48
45
US$/bbl
58
59
50
24
25
26
27
28
Year

### International Chemicals

#### Resetting to improve profitability

**MARKET FOCUS** – Shift from a "volume-driven" to a "value-driven" approach

**ASSET OPTIMISATION** – Review, improve and utilise assets

**COST DISCIPLINE** – Contain and manage costs

#### We are leveraging our competitive advantages

**Assets**
Capacity and diverse portfolio that addresses the needs of multiple markets

**Feedstock**
Cost effective feedstock and energy cost in North America

**Customers**
Exceptional relationships with customers and brand owners

**Research and Development**
Product innovation through Research and Development centres of excellence

**Products**
Tailored portfolio that addresses the needs of multiple markets

**Sustainability**
approximately 12% GHG emissions reduction achieved to date[1]

**People**
Innovative and talented people that can meet the challenges of today and tomorrow

1. Targeting 30% by 2030 scope 1 and 2 off a 2017 basis

## GROW AND TRANSFORM

### Business Building

#### Building new sustainable value streams

Our optimised Emission Reduction Roadmap (ERR) clearly demonstrates our ability to reduce carbon intensity while continuing to grow value. We remain on track to meet our emissions reduction target.

We are reshaping our portfolio through strategic investments. The key focus areas include expanding our power business, retaining value from gas during the transition, and accessing new market opportunities, all while leveraging the strength of our existing foundation.

#### Delivering value growth with a lower carbon intensity

Revised ERR creates platform to Grow and Transform

Incubate and scale opportunities to meet customer needs on timing and value


High
Low
Carbon intensity of portfolio
New sustainable value
Today
By 2030
>>2030

This optimised roadmap enables us to grow value from our decarbonisation efforts and lays the groundwork for a scalable, integrated power business.

F

# STRATEGY continued

## DRIVING LONG-TERM VALUE FROM OUR SOUTHERN AFRICAN BASE BEYOND 2030

**We are evolving into a leaner, cash-generative, lower-carbon platform, underpinned by multiple new value streams and reduced exposure to oil price volatility.**

**The future is compelling and will require continuous adaptation to continuously evolving market conditions to be sustainable.**



### FY30+

| Coal feedstock | Gas value chain | Competitiveness | Carbon Tax | New sustainable businesses |
|---|---|---|---|---|
| Sufficient access to own coal reserves to 2040+ | Credible options to protect value from the external market | Competitiveness retained using all business levers despite gas decline | Positive shifts in the carbon tax framework support future sustainable investments | Scale renewable energy business beyond 2GW<br>Build sustainable fuels and chemicals |

Our foundation remains robust. With secure feedstock we are well-positioned to sustain full gasifier rates into the 2040s. Continued regional demand for liquid fuels and chemicals is beyond 2040, is expected to support cash generation.

We are actively safeguarding income from the gas value chain while lowering our oil price breakeven in Southern Africa, ensuring healthy margins even under conservative scenarios.

Our optimised Emission Reduction Roadmap (ERR) transforms decarbonisation into a value-creating opportunity, enabling us to achieve emissions targets while enhancing the long-term value of Secunda Operations.

Even as gas throughput declines, Secunda Operations remains cash positive. We will maintain full gasifier utilisation, transition to low-cost renewables, shift towards sustainable fuels and chemicals, optimise and resize our cost and capital base.

These actions will offset the gas shortfall and safeguard profitability.

We are also building new income streams through sustainable business ventures, further diversifying and strengthening our portfolio.

Externally, policy dynamics are shifting in our favour. The extension of carbon tax allowances and increased offset caps through 2030 are flattening the cost curve. Our proposed carbon tax recycle mechanism aims to reinvest into our transition, accelerating progress.

# STRATEGY continued

## RESILIENCE OF OUR PORTFOLIO

### SIGNPOSTS

**Signposts include:**

- South African carbon regulation including carbon tax recycling and carbon budget
- Regulatory and policy changes including RED II, flexible allocation, carbon border tax design
- Geopolitical indicators
- Macroeconomic drivers such as oil price, rand/dollar exchange rate, inflation, economic growth, product prices, feedstock price
- Sustainability obligation and associated costs of investment required
- Partnering and relationship trends and requirements
- The pace of technology development
- Financing and funding trends and requirements

### Scenario updates

We leverage national and international scenario databases to create and review a balanced but challenging set of global and South African scenarios annually to inform internal strategy processes and decision-making.

Updates to our scenarios focused on revisions to the short to medium term globally and locally. Global economic outlook has been updated to reflect recent short- to medium-term developments, potential trade or tariff wars, geopolitical uncertainties, investment, productivity dynamics and revised data.

It should be noted that scenarios are not predictions or forecasts, but rather tools to assist in managing Sasol's responses to future uncertainty.

Scenarios are hypotheses of the future, informed by data from various sources, constructed using models and contain insights from experts in relevant fields. All scenarios should preferably be read together as representing a complete *picture of the future, told along different storylines.* It is unlikely that a single scenario will materialise on its own.

#### CURRENT PATHWAY (TEMPERATURE INCREASE 2 – 3°C)

- Updates include the changes to the trade landscape – which will be longer lasting and impacting inflation, logistics costs, GDP.
- Uneven global economic recovery, increased geopolitical risks, regulatory uncertainty and changing country priorities, slow the climate change mitigation progress.
- Greater investments are required in adaptation efforts, which are projected to increase over time.

#### FRAGMENTED WORLD (TEMPERATURE INCREASE >3°C)

- Higher tariffs, increased conflicts and tensions – result heightened uncertainty and a more fragmented global economy.
- New geographic trade relationships raise security of supply concerns for energy, commodities and components, increasing the cost of minerals and metals key to the energy transition, further increasing affordability challenges.
- Adaptation costs are significant, related to more frequent and extreme weather events.

#### COOPERATIVE WORLD (TEMPERATURE INCREASE 1,5 – 2°C)

- Strong cooperation supports rapid technology advances in solar, wind and batteries, allowing technology transfer to developing nations and cost reduction.
- Energy efficiency gains, lifestyle changes, legislation, policy and political commitments reduce energy consumption.
- Many countries are investing in mitigation efforts; but some climate change adaptation efforts are required, especially in developing countries.

#### NET ZERO WORLD (TEMPERATURE INCREASE ~1,5°C)

- This scenario is built backwards from the global temperature goal of ~1,5°C.
- It assumes that the required technologies are in place, policy and regulation are aligned and constructive, financial investments are available at favourable rates, supply chains expand as required and all countries are completely aligned on and working towards the 1,5°C ambition.
- There are fewer climate change adaptation concerns.



# STRATEGY continued

## RESILIENCE OF OUR PORTFOLIO continued

### Quantitative robustness testing of our strategy

- **Scenarios are used to test the robustness of our strategy, both qualitatively and quantitatively, to assist in identifying potential risks and opportunities as well as to improve overall strategic resilience.**
- **The result of the robustness testing assists in shaping the Sasol of the future strategy and in identifying possible risks to the strategy. Sasol is actively monitoring opportunities for further value creation into the future. Some interventions currently being progressed include:**

**Improved feedstock resilience**
We continue to explore opportunities to lower our exposure while balancing production and decarbonisation, incorporating lower carbon feedstocks like biomass.

**New value chains**
We are exploring renewable power, gas-to-power, green hydrogen, sustainable carbon sourcing, sustainable aviation fuel and other growth areas, focusing on those with attractive returns before 2030 and that support local job creation.

**Chemicals growth**
Our chemical products enhance lightweighting, energy efficiency, packaging, personal care, homecare, industrial and institutional cleaning, industrial applications, and alumina materials for specialty applications. We continue to monitor carbon border tax impacts on our chemicals portfolio.

**Climate change impacts**
We monitor potential climate change impacts, including production loss, supply chain interruptions and infrastructure damage. Climate resilience and adaptation to weather impacts is a key design philosophy.

### Quantitative robustness testing to FY30

**Testing process:**

- **Price assumptions are developed for each product and feedstock in each scenario, including oil, refined products, natural gas, chemicals and US ethane.**
- **These price assumptions as well as the outcome of the financial modelling are signed off by the Sasol Group Assumptions Committee.**
- **Through Group Finance, a detailed financial modelling exercise is undertaken to test the financial robustness to FY30.**
- **We used the metric of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation .**
- **Outcomes of the modelling are also signed off by the Assumptions Committee and used for decision-making.**

**The comparison in the different scenarios is dependent on the relative oil price and feedstock cost variations. Despite varying scenarios, we employ an agile process that proactively adjusts and shapes our strategy, enhancing our resilience by capitalising on new, sustainable growth opportunities.**

Earnings and oil price in real terms (index)


100
CURRENT PATHWAY FY30
FRAGMENTED WORLD FY30
COOPERATIVE WORLD FY30
NET ZERO FY30
FY25
Earnings (ZAR billion) in real terms FY25
Oil price (ZAR/bbl) in real terms FY25



# STRATEGY continued

## RESILIENCE OF OUR PORTFOLIO continued

### Outcome of qualitative robustness test

**Sasol is progressing the GHG Emission Reduction Roadmap towards a 30% reduction target by 2030 by adopting new sustainable energy and feedstock opportunities, improving energy efficiency and incubating and scaling new sustainable opportunities to grow new value chains. Many of these activities like renewable diesel, renewable energy and bio-based feedstocks, are housed in our Business Building initiative. The effect of these new lower carbon opportunities will be felt across Sasol both in South Africa and internationally.**

Here we use a grading system to evaluate different elements of our Sasol of the future strategy up to 2030 by inviting a multi-disciplinary team from different parts of the company to evaluate the robustness of the strategy along different themes in each of the four scenarios. These themes include:

- Possible stakeholder (shareholders, non-governmental organisations and government) response to proposed strategy;
- Strategy dependency on policy and regulatory changes;
- Fluctuations in demand for liquid fuels and chemicals;
- Market and competitive changes for liquid fuels and chemicals; and
- The executability of the strategy (eg operating model, partnerships, capabilities, skills availability and the financial framework).


2030

### Qualitative Strategy Robustness Testing to 2030 (with mitigation)

| | Current Pathway | Fragmented World | Cooperative World | Net Zero | | |
|---|---|---|---|---|---|---|
| INTERNATIONAL CHEMICALS | ● (green/yellow) | ● (green/yellow) | ● (yellow) | ● (yellow) | Demand for chemical products in all four scenarios is likely to rise due to an increasing global population and a growing middle class. International Chemicals' (IC) products enhance energy efficiency, reduce waste and conserve resources. IC offers customers optionality for sustainable product selection ranging from biosurfactants to natural palm-free options, to synthetic alcohols with lower carbon intensity. | In the short term, customers are unwilling to pay for the additional value these product attributes provide due to focus on affordability. Although targets are ambitious, the business is set up to successfully implement the strategy – addressing any internal cost challenges, placing products in markets, making sure commodity products fit requirements, manage go-to-market strategies properly and ensure that the right skills are in place. Shareholders have shown comfort with the strategy.<br><br>The Net Zero and Cooperative World scenarios have additional pressure to transition and reduce emissions and there is increased competition in greener chemicals and circular alternatives. There is also a need for additional investment in emission reductions measures as well as to procure ETS certificates in Europe post 2026 (as free allocation of ETS certificates phases out). This could have a significant impact on returns in these scenarios. |
| SA FUELS AND CHEMICALS | ● (green/yellow) | ● (green/yellow) | ● (yellow) | ● (orange/red) | The transition of fossil fuels in South Africa is likely to lag that of Europe and other countries. Hence, the uptake of fossil derived fuels products in South Africa will remain for the period to 2030. The Cooperative and Net Zero scenarios present greater pressure to transition, reduce emissions and move away from coal as a feedstock for both fuels and chemicals. | Also, the lower oil price adversely impacts Sasol's robustness. Although the higher carbon footprint of South African Chemicals is becoming more of a challenge, placement of product will not be an issue to 2030. Heightened trade tariffs in the Fragmented world increase costs of doing business, also impacting fuels and chemicals demand. Sasol is exploring and implementing sustainable solutions including sustainable aviation fuel, renewables energy, renewable diesel, sustainable feedstocks and greener chemicals, using existing competitive advantages including an existing asset base, distribution channels, market reach and customer base, as well as Fischer-Tropsch technology and a spread of skills and capabilities.<br><br>These will assist in reducing the carbon intensity of the South African value chain, create new revenue generating opportunities and improve robustness in all scenarios. In the Cooperative and Net Zero scenarios the steady growth in demand for greener products is favourable for the new business development, although increased global competition may challenge access to skills and increase costs of equipment. The creation of new businesses could potentially assist the Just Energy Transition by creating jobs and potentially spurring local manufacturing industries. The physical effects of climate change will be felt more adversely in the Fragmented and Current Pathway scenarios. |
| APPROXIMATE TEMPERATURE TARGET (°C) | 2 – 3 | >3 | 1,5 – 2 | ~1,5 | | |

**Overall attractiveness for investment**

● Strong strategy robustness ● Medium strategy robustness ● Weaker strategy robustness